

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2012

Via U.S. Mail
Jeanette Lucas
President
Online Internet Network, Inc.
8589 Aero Drive, Suite 200
San Diego, CA 92123

> **Re:** **Online Internet Network, Inc.**
> **Current Report on Form 8-K**
> **Filed October 9, 2012**
> **File No. 000-54607**

Dear Ms. Lucas:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Stoecklein Law Group, LLP
        401 West A Street, Suite 1150
        San Diego, CA 92101
        Via U.S. Mail